New York, New York
February 12, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MP Environmental Funding LLC (“MP Funding”) Senior Secured Sinking Fund Environmental Control Bonds, Series A (“Bonds”)

Ladies and Gentlemen:

Transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 to the Form S-1 Registration Statement (File No. 333-139820) of MP Environmental Funding LLC (“Amendment No. 1”). Amendment No. 1 reflects (i) an increase in the principal amount of the Bonds being registered to $350 million, (ii) responses to comments made by the staff of the Commission in a letter dated February 2, 2007 (“Letter of Comments”) to Amanda J. Skov, Esq. of Allegheny Energy, Inc., and (iii) updating changes.

The additional filing fee in the amount of $37,343 has been wired directly to the Commission’s account at Mellon Bank.

On behalf of our client, MP Funding, we are responding to the comments set forth in the Letter of Comments. Terms not defined below are used as defined in Amendment No. 1. All page references in this letter are to the pages in Amendment No. 1.

Registration Statement on Form S-1

General

COMMENT

1.	Please note that we have referred your filing to our Division of Investment Management for possible comment.

RESPONSE

If possible, please let us know when we should expect comments, if any, from the Division of Investment Management.

Securities and Exchange Commission
February 12, 2007

COMMENT

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

RESPONSE

MP Funding confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

COMMENT

3.	When available, please provide us with a copy of your servicing agreement.

RESPONSE

MP Funding will provide you with a copy of the servicing agreement when available.

Preliminary Prospectus

COMMENT

4.	Please provide a separate section to clearly disclose the affiliations among the transaction parties, including with Allegheny Energy.

RESPONSE

The only affiliations are the affiliations described in the registration statement, i.e., Mon Power’s ownership of the equity of MPR, MPR’s ownership of all of MP Funding’s equity, MPR’s role as the seller, Mon Power’s role as servicer and transferor and Allegheny Energy Service Corporation’s role as administrator under the administration agreements. Mon Power and Allegheny Energy Service Corporation are both wholly owned direct subsidiaries of Allegheny Energy, Inc. On page 34 of the preliminary prospectus which is a part of Amendment No. 1 (“Preliminary Prospectus”), MP Funding has provided a separate section that clearly discloses the foregoing and includes an organizational chart illustrating the affiliations of the transaction parties, including Allegheny Energy.

COMMENT

5.
Please revise to provide bracketed information indicating that you will identify the swap counterparty in your summary section. Additionally, provide bracketed information indicating that you will provide all information regarding the swap counterparty required by Item 1115 of Regulation AB.

Securities and Exchange Commission
February 12, 2007

RESPONSE

While MP Funding does not believe that Regulation AB applies to this transaction, MP Funding has revised the Preliminary Propsectus in the manner requested as if Item 1115 of Regulation AB applies. Please refer to the third paragraph on page 10 and the fifth paragraph on page 43 of the Preliminary Prospectus.

Cover Page

COMMENT

6.
Please expand your cover page disclosure to briefly describe any credit enhancement for the transaction. For example, we note your reference on page 9 to an excess funds and a capital account to be used for credit enhancement. We also note your reference on page 10 to swap agreements. Revise accordingly.

RESPONSE

Other than the true-up mechanism (which is described on the cover page), there is no credit enhancement for the transaction.

▪
The capital subaccount is established for the purpose of satisfying tax and bankruptcy-remoteness concerns. The amount held in the capital subaccount will be 0.5% of the initial principal amount of the Bonds (approximately $1.75 million on an initial $350 million offering) consistent with IRS rules. While such amounts may be used to make debt service payments on the Bonds under certain circumstances, their primary purpose is not to provide or serve as credit enhancement for the Bonds. Any role as credit enhancement is merely incidental and insignificant, and not unlike any other capital infusion in a company that may be used to pay operating and other expenses of the company when needed.

▪
The excess funds subaccount will not hold any funds at the time of issuance of the Bonds. Thereafter, the excess funds subaccount may temporarily hold for six months or less extra environmental control charge remittances, if any, not needed to make required payments on the Bonds. Indeed, the periodic adjustments of the environmental control charges will be calculated to eliminate any amounts held in the excess funds subaccount each time there is a true-up.

▪
The swap agreements would be interest rate swap agreements designed purely to convert floating rate interest rate(s) on the Bonds, if any, to fixed interest rate(s), and not as a form of credit enhancement.

In response to this comment MP Funding has revised the sixth paragraph on the cover page and pages 9, 10, 42, and 67 of the Preliminary Prospectus to clarify that the primary purpose of the capital subaccount, excess funds subaccount, and any interest rate swap agreements is not to provide credit enhancement for the Bonds. MP Funding has revised the

Securities and Exchange Commission
February 12, 2007

cover page of the Preliminary Prospectus to reference the swap agreements. If, contrary to MP Funding’s current intention, any credit enhancement (other than the true-up mechanism) is added to the Bonds, MP Funding will expand the cover page disclosure to briefly describe any such credit enhancement. Given the strength of the true-up mechanism, MP Funding does not foresee the need to add any other credit enhancement.

Prospectus Summary, page 3

COMMENT

7.
Please expand the disclosure in your summary section to provide a brief summary of the flow of funds. Additionally, expand the disclosure to provide a brief summary of the servicer fees, including the source of and distribution priority of such fees.

RESPONSE

MP Funding has included, in the last paragraph on page five of the Preliminary Prospectus, a brief summary of the flow of funds, payment priorities and allocations consistent with the disclosure in the latter half of the Preliminary Prospectus. MP Funding has expanded the summary section on page 12 of the Preliminary Prospectus to provide a brief summary of the servicer fees and the source and distribution priority of such fees.

COMMENT

8.
We note your disclosure at the top of page 7 indicating that you may acquire additional separate property, including property other than environmental control property, and issue one or more additional series of securities that are supported by such additional and separate property or other collateral. Please revise here and throughout the prospectus as necessary to clarify what types of additional property you are referring to. We note that Note 1 to your financial statements indicates that you were formed for the “sole purpose of purchasing and owning environmental control property to be acquired from MPR.” Furthermore, please confirm that additional issuances of securities will be registered on separate registration statements.

RESPONSE

MP Funding has been organized to serve as a finance subsidiary of Mon Power. As authorized by the existing PSC financing order, MP Funding’s organizational documents as well as the transaction documents supporting the Bonds give MP Funding authority and flexibility to issue additional indebtedness (including additional debt securities that are not environmental control bonds) in future transactions, with the approval of the PSC. The PSC may authorize and direct Mon Power to use MP Funding as a ready and cost-effective vehicle to implement other financings for the benefit of West Virginia ratepayers. For example, such future financings may include additional series of environmental control bonds to finance costs of other environmental

Securities and Exchange Commission
February 12, 2007

control facilities either at the Ft. Martin Project or at other Mon Power projects. If authorized by the future governmental action, such future financings may also include bonds issued to finance any extraordinary power purchase costs incurred by Mon Power, costs of Mon Power’s facilities or contracts that become uneconomic in connection with a future deregulation of the supply of electricity in West Virginia, or any other Mon Power costs that might be approved by a future PSC order.

Each series of securities issued by MP Funding will be backed by separate property MP Funding acquires for the separate purpose of repaying that series. Environmental control property backing the Bonds will represent the right to impose an environmental control charge on Mon Power’s customers pursuant to a formula which allocates the economic burden among ratepayer classes based on the aggregate peak electric demand (kilowatts) of each class. Charges imposed to repay any other series of MP Funding’s indebtedness may be allocated among ratepayer classes on a different basis, for example based on the aggregate consumption of electric energy (kilowatt-hours) by each ratepayer class.

In response to this comment, to provide greater clarity, MP Funding has revised the second paragraph of Note 1 to the financial statements included in the Preliminary Prospectus on page F-4 to eliminate the wording that stated that MP Funding had a “sole purpose.” MP Funding has also revised the first paragraph on page 7, with similar changes on pages 10, 31, and 64, of the Preliminary Prospectus to clarify the types of additional property to which MP Funding is referring.

Any additional issuances of securities will be registered on separate registration statements (absent reliance on an applicable exemption from the registration requirements of the Securities Act of 1933, as amended). As a condition precedent to any such issuances, the credit ratings of outstanding bonds may not be reduced, suspended or withdrawn.

PSC-Guaranteed True-Up Mechanism and State Pledge Will Limit Credit Risk, page 28

COMMENT

9.	Please revise to remove your assertion that the true-up mechanism and state pledge effectively eliminate any credit risk associated with the Bonds.

RESPONSE

In analyzing its disclosure obligations under the federal securities law and in preparing the prospectus, both we and MP Funding have carefully considered the referenced description, given the features and attributes of the Bonds and the unique property securing the Bonds. The disclosure on page 28 is that the true-up mechanism and state pledge “serve to effectively eliminate, for all practical purposes and circumstances, any credit risk to the payment of the Bonds (i.e., that sufficient funds will be available and paid to discharge all principal and interest obligations when due).” We and MP Funding believe that the description is both accurate and balanced.

Securities and Exchange Commission
February 12, 2007

▪
Accurate in that it identifies a fundamental and defining characteristic of the Bonds that distinguishes them from other corporate securities - i.e., there is no practical purpose or circumstance that would cause sufficient funds not to be available and paid to discharge all principal and interest obligations when due. Unlike the property securing most other corporate securities, the environmental control property (which includes the true-up mechanism protected by the state pledge) is a continuing statutory right to impose and collect a charge on all customers in Mon Power’s existing and future West Virginia electric service territory based on their consumption of an essential commodity - electricity; this charge cannot be avoided; all customers share in the liabilities of all other customers in the event of non-payment of this charge as might be needed to service the Bonds on time; this charge must be adjusted on all customers for any shortfall regardless of the reason at least semi-annually or more often to guarantee timely payment of principal and interest when due; there is no “cap” or limit on the amount of the charge; and there is no time limit on the imposition and collection of the charge. After careful consideration, we and MP Funding are unaware of any practical purpose or circumstance which would render the description inaccurate.

▪
Balanced in that the description is tempered by the words "for all practical purposes and circumstances." It is further balanced by an immediately following reference to the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” portions of the prospectus.

Given the foregoing, we and MP Funding believe that the disclosure is appropriate and that it is desirable to communicate such a fundamental and defining characteristic to investors in a “plain English” manner so that they can readily and easily understand and evaluate the unique credit strength of the Bonds.

The Issuer, page 30

COMMENT

10.
Please revise this section to better explain your business activities. In this regard, we note that you were organized as a special purpose limited liability company for the purpose of holding the environmental control property and issuing bonds secured by such property. As you know, this structure is very similar to many asset backed issuers who have no operations, no financial statements and report under Regulation AB. However, you have included financial statements with your filing and have officers and managers to manage your business. Please revise to disclose what your business activities will consist of. Ensure that your response explains why you believe financial statements are necessary and the types of assets and income you expect to be reflected once your business begins its operations.

Securities and Exchange Commission
February 12, 2007

RESPONSE

MP Funding will respond to Comment 10 at a later date in a supplemental letter to the Commission.

COMMENT

11.
We note your statement indicating that your limited liability company agreement requires that you have at least one independent manager. As your list of managers upon the closing of the offering indicates that all of your managers are Allegheny employees, it is not clear who your independent manager is. Please revise accordingly or advise.

RESPONSE

An independent manager will be appointed prior to the closing of the contemplated sale of the Bonds and MP Funding will disclose the independent manager in the Rule 424(b) prospectus.

Continuing Disclosure, page 33

COMMENT

12.
As a follow-up to comment 10 above, we note that your disclosure in this section refers to Form 10-Q, does not refer to Form 10-D and seems to indicate that your Exchange Act reporting will not follow the guidelines set forth in Regulation AB. Please provide us with a comprehensive analysis as to why you believe this approach will provide the best disclosure for investors. Ensure that your response addresses why 10-Qs would be appropriate when the monthly statements you will provide to investors appear very similar to the information filed on Form 10-D by asset-backed issuers. Additionally, explain why reporting under Regulations S-K and S-X would serve investors better than reporting under Regulation AB given that you do not appear to have any operations to report on and, in fact, are organized much like a typical asset-backed issuer.

RESPONSE

MP Funding will respond to Comment 12 at a later date in a supplemental letter to the Commission.

Monongahela Power Company: The Utility and Initial Servicer, page 35

COMMENT

13.
Given that you refer to Mon Power as the “Initial” servicer, it appears that you may obtain additional servicers after the offering. Please tell us how you intend to provide disclosure to investors regarding future servicers.

Securities and Exchange Commission
February 12, 2007

RESPONSE

While the transaction documents do make provision for the appointment of a new servicer under certain circumstances, including to the extent that an existing servicer defaults in its obligations as such, MP Funding does not contemplate appointment of any additional or new servicer other than Mon Power. The term “initial” was used in contemplation of the highly unlikely event that Mon Power is replaced as servicer for an extraordinary reason as described and fully disclosed in the Preliminary Prospectus. Moreover, The Potomac Edison Company, an affiliate of Mon Power and a current Securities Exchange Act reporting company, has agreed to be the “back-up” servicer in the event of a servicer default.

MP Funding will file a current report on Form 8-K to disclose material information relating to any replacement servicer. In addition, MP Funding has removed the word “initial” before the description of Mon Power as servicer in the Preliminary Prospectus (see the cover page and references to the servicer on pages 5, 11, 34, 63, and F-5 of the Preliminary Prospectus).

The Indenture Trustee, page 63

COMMENT

14.	Please expand your disclosure to describe the trustee's prior experience with similar transactions.

RESPONSE

MP Funding has not yet appointed an indenture trustee. When the indenture trustee is appointed, MP Funding will expand the disclosure to describe the indenture trustee’s prior experience with similar transactions.

Where You Can Find More Information, page 107

COMMENT

15.	Please revise to reflect the new address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

RESPONSE

The Preliminary Prospectus has been revised on page 107 to reflect this new address.

* * *

Consistent with the guidance provided by the staff of the Commission in the Letter of Comments, when MP Funding requests acceleration of the effective date of the Form S-1 Registration Statement, as amended (File No. 333-139820), it will include a letter to the Commission acknowledging that:

Securities and Exchange Commission
February 12, 2007

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve MP Funding from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
MP Funding may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on MP Funding’s current schedule, the appeal period for the PSC financing order expires on February 17, 2007 and the financing order will then be final. If possible, we would like to resolve all questions and comments raised by the staff of the Commission on or before February 23, 2007. MP Funding would like to be in the position to request that its Registration Statement, as amended (File No. 333-139820), be declared effective by the Commission during the week of February 26, 2007 or as soon thereafter as may be practicable. We would appreciate anything the staff of the Commission can do to help MP Funding meet this schedule.

If you have further questions or comments, please feel free to contact me at (212) 603-2204, Mahendra Churaman (212) 603-8971 of Thelen Reid Brown Raysman & Steiner, LLP, or Amanda J. Skov, Esq. (724) 838-6166 of Allegheny Energy, Inc.

Very truly yours, THELEN REID BROWN RAYSMAN & STEINER, LLP Counsel to MP Environmental Funding LLC
By:	/s/ Robert J. Reger, Jr.
Robert J. Reger, Jr.

cc:   Ms. Sara Kalin
Branch Chief - Legal
Office of Structured Finance, Transportation, and Leisure
Securities and Exchange Commission